Exhibit 4.68

Power of Attorney

I, Tairan Guo, a citizen of the People’s Republic of China (“China” or the “PRC”) whose Identification Card No. is 210803197804291530, and a holder of 33% of the registered capital of Lv Neng Tao E-Commerce (Suzhou) Co., Ltd. (“Lv Neng Tao”) as of the effective date of this Power of Attorney, hereby irrevocably authorize and entrust Yanhua Network Technology (Shanghai) Co., Ltd. (the “WFOE”) to exercise the following rights and handle the following matters relating to all equity interests held by me as of the effective date of this Power of Attorney and in the future in Lv Neng Tao (“My Shareholding”), during the term of this Power of Attorney:

The WFOE is hereby authorized, as my sole and exclusive agent and attorney, to act on behalf of myself with respect to all matters concerning My Shareholding, including without limitation to: 1) exercising all of the shareholder’s rights that I am entitled to under the laws of China and the articles of association of Lv Neng Tao including but not limited to sale, transfer, pledge or disposition all or part of My Shareholding; 2) designating, appointing on behalf of myself the legal representative, directors, supervisors, general managers, and other senior management members of Lv Neng Tao.

The WFOE shall have the power and authority to, on behalf of myself, execute all and any modifications, amendments and restatements in relation to the Exclusive Option Agreement and Equity Pledge Agreement dated January 1, 2016 (collectively the “Transaction Documents”), by and among WFOE, Lv Neng Tao and myself, and shall duly perform the obligations under the Transaction Documents on schedule provided that executing of such right shall not set any limitation to this authorization.

All the actions associated with My Shareholding conducted by the WFOE shall be deemed as my own actions, and all the documents related to My Shareholding executed by the WFOE shall be deemed to be executed by me.  I hereby acknowledge this.

The WFOE has the right to re-authorize to any other person or entity at its own discretion regarding the handling of the above mentioned matters and without notifying myself in advance or obtaining my prior consent.  If required by PRC laws, the WFOE shall designate a qualified PRC citizen to exercise the aforementioned rights.

During the period that I am a shareholder of Lv Neng Tao, this Power of Attorney shall be irrevocable and continuously effective and valid from the effective date of this Power of Attorney.

During the term of this Power of Attorney, I hereby waive all the rights associated with My Shareholding, which have been authorized to the WFOE through this Power of Attorney, and shall not exercise such rights by myself.

This Power of Attorney will take effect upon the duly execution.

This Power of Attorney is written in Chinese.

Strictly Confidential

Authorizer:	Tairan Guo

Signature:

Date:	January 1, 2016

Accepted by

Yanhua Network Technology (Shanghai) Co., Ltd.

By:
Name:	Minghua Zhao
Title:	Legal Representative

Acknowledged by:

Lv Neng Tao E-Commerce (Suzhou) Co., Ltd.

By:
Name:	Minghua Zhao
Title:	Legal Representative